UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 1, 2007 to December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission File Number, 0-11174
WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
(Full title of the Plan)
WARWICK VALLEY TELEPHONE COMPANY
47 Main Street
P.O. Box 592
Warwick, New York 10990
(Address of principal executive office)
(Name of Issuer and address of principal executive office)

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
INDEX TO FINANCIAL STATEMENTS, SCHEDULES AND EXHIBITS

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
Warwick Valley Telephone Company 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Warwick Valley Telephone Company 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Warwick Valley Telephone Company 401(k) Plan at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
WithumSmith+Brown, PC
Red Bank, New Jersey
June 27, 2008

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006

Investments:
Cash and Cash Equivalents	$4,108,002	$3,484,005

Warwick Valley Telephone Company Stock	1,371,595	2,242,478

Registered Investment Companies	7,707,717	7,587,888

Receivables:
Contribution Receivable
Employer	30,854	27,396
Employee	10,157	—

Dividend Receivable	—	151,657

Participant Loans Receivable	237,475	190,742

TOTAL ASSETS	$13,465,800	$13,684,166

NET ASSETS AVAILABLE FOR BENEFITS	$13,465,800	$13,684,166

The accompanying notes are an integral part of these financial statements

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

ADDITIONS:

Participant loan interest income	$15,514
Interest and dividends	1,025,484

1,040,998

Contributions:
Participants’	570,812
Employer’s	413,972

984,784

TOTAL ADDITIONS	2,025,782

DEDUCTIONS:
Benefits paid to participants	1,220,845
Net decrease in fair value of investments	1,023,303

TOTAL DEDUCTIONS	2,244,148

NET DECREASE	(218,366)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	13,684,166

End of year	$13,465,800

The accompanying notes are an integral part of these financial statements

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
1. DESCRIPTION OF PLAN
The following description of the Warwick Valley Telephone Company (“Company”,“Plan Sponsor”) 401(k) Plan (“Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all eligible employees of the Company who are scheduled to work 1,000 hours per year. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and has been amended and restated in its entirety to comply with the GUST remedial amendment requirement and minimum distribution thresholds.
Each year, participants may contribute up to 100% of pretax annual compensation, as defined in the Plan, subject to certain IRS limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of registered investment companies, as well as the stock of the Company, as investment options for participants. Up until September 1, 2007, the Company matched 100% of each participant’s contributions, subject to certain limitations. These matching contributions ranged from 6% to 9% of the annual compensation of eligible participants. On September 1, 2007, the Plan was amended to reflect the change in the Company’s contribution for Management Employees to 50% of 9% which was a change from 100% of 9%. The Plan permits eligible participants, as defined in the Plan, to rollover cash or other property acceptable to the Plan Administrator from another qualified plan in addition to making qualified voluntary participant contributions.
Participant Accounts
Each participant’s account is updated daily to reflect participant and employer activity (contributions, fund transfers, loan repayments, loans and/or withdrawals) and the earnings or losses of the Plan assets in the account.
Vesting
Participant accounts are fully vested and non-forfeitable at all times.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at prime plus 1%, with prime being the rate published on the first business day of the month in which the loan is requested. The interest rate does not change for the duration of the loan. Principal and interest is paid ratably through weekly payroll deductions over a period not to exceed five years unless the loan is for the purchase of a primary residence for which a term of up to fifteen years is permitted.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Payment of Benefits
On termination of service due to disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or equal periodic payments. For termination of service due to death, a participant’s beneficiary may receive the value of the vested interest in the participant’s account as a lump-sum distribution.
If a participant has any portion of their account invested in Warwick Valley Telephone Company Stock, he or she may take the stock as an “in-kind” distribution or take the stock as cash. “In-kind” distribution means the participant will receive a stock certificate for the whole shares in his or her account. Fractional shares will be paid in cash. If the participant wishes to take the stock portion of their account as a cash distribution, the Company will buy the stock at the bid price on the day the withdrawal is processed.
Withdrawals
Participants may make withdrawals, subject to federal income taxes, under the hardship provisions of the Plan while still employed by the Company.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual method of accounting. Contributions due from the Company are recorded on the accrual basis and are remitted weekly. Benefits are recorded when paid.
Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
Risks and Uncertainties
The Plan provides participants with various investment options: money market and fixed income securities, bonds, and equity funds, as well as the stock of Warwick Valley Telephone Company. All investment securities are exposed to some type of risk, including, but not limited to, exposure to changes in interest rates, market fluctuations, economic conditions, and currency devaluation. Due to the level of risk associated with certain investment securities, it is possible that changes in near term risk factors could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENT
Cash and Cash Equivalents
The Plan considers cash accounts which are not subject to withdrawal restrictions or penalties, and highly liquid debt instruments with a maturity of three months or less to be cash equivalents. Cash and cash equivalents are comprised of cash on hand not yet invested and investments made to the Schwab Money Market Fund.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at net asset value and the Company’s common stock is valued at quoted market prices. The Company’s common stock is traded on the NASDAQ.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest and dividends include distributions from the investments in registered investment companies, interest from the money market fund and dividends from the Company stock.
Plan Expenses
Expenses related to the administration of the Plan have been paid by the Company. These costs represent professional services and amounted to $27,681 for the year ending December 31, 2007.
Transaction fees incurred by the trustee and registered investment companies are absorbed in investment income and are not readily determinable.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENT
3. INVESTMENTS
The fair value of investments at December 31, 2007 and 2006 are as follows:

	12/31/2007		12/31/2006

Schwab Money Market Fund	$4,059,794	*	$3,474,253	*
Cash	48,208		9,752
Warwick Valley Common Stock	1,371,595	*	2,242,478	*
Managers Fremont Bond	449,116		541,506
Fidelity Magellan Fund	632,256		558,500
Fidelity Growth and Income Fund	1,060,587	*	1,143,938	*
Fidelity Puritan Fund	380,779		370,624
Vanguard Wellington Fund	991,444	*	960,713	*
Jensen Portfolio Fund	736,945	*	683,135	*
Weitz Value Fund	968,995	*	1,222,942	*
Calamos Growth A Fund	384,943		237,783
ING GNMA Income Fund	213,161		191,134
Julius Baer International Equity A Fund	885,311	*	933,345	*
Royce Pennsylvannia Mutual Fund	581,937		516,483
Fundamental Investors	422,243		227,785

TOTAL INVESTMENTS	$13,187,314		$13,314,371

*	Individual investments representing 5% or more of the Plan’s net assets.
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during the year ending December 31, 2007 as follows:

Registered Investment Companies	$(286,960)
Warwick Valley Telephone Company Common Stock	(736,343)

$(1,023,303)

The Plan holds investments at December 31, 2007 and 2006 in the Plan sponsor common stock amounting to $1,371,595 and $2,242,478, respectively. This investment represents 10% and 17% of total investments at December 31, 2007 and 2006, respectively. A significant decline in market value of the Plan Sponsor’s common stock would significantly affect the net assets available for benefits.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENT
4. FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated March 19, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (”IRC”). Although the Plan has been amended since receiving the determination letter, Management and the Plan’s legal counsel represent that the Plan continues to be designed and operated in accordance with applicable requirements of the IRC and ERISA. Accordingly, the Plan is exempt from paying income taxes.
5. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will continue to have a non-forfeitable interest in their Plan account.
6. PARTY-IN-INTEREST TRANSACTIONS
Certain expenses of administration and servicing of the Plan, including payroll related expenses of administrative and clerical personnel and fees of the trustee are paid by the Company without charge to the Plan. The Plan has certain investments that qualify as party-in-interest investments. These would consist of the Plan’s investments in the Warwick Valley Telephone Company Common Stock and the Schwab Money Market Fund, as the Charles Schwab Trust Company is the trustee for the Plan.
7. SUBSEQUENT EVENT
As a result of the union contract recently negotiated between the Company and the International Brotherhood of Electric Workers Union Local 503, an amendment was made to the Plan effective June 1, 2008. This amendment reflects a change in the Company’s matching contribution for participants in the plan represented by the Union of 100% of up to 4% of annual pay. It also included a stipulation that if in any plan year during the contract term in effect between May, 1 2008 and April 30, 2011, that the Company reaches positive Operating Income as measured by Earnings Before Interest and Taxes, the match for the union employees will increase to 100% of the salary deferral contributions up to 4 1/2% of annual pay.
Also effective June 1, 2008 was an adjustment on the Company’s matching contributions for the Management employees who are participants in the plan. The company matching contribution will now be 100% of the salary deferral contributions up to 4 1/2% of annual pay.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
SCHEDULE H LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007
EIN: 14-1160510
PN: 006

				(e) Current
(a)	(b) Idenitity of Issue	( c) Description	(d) Cost	Value

	Cash	Cash and Cash Equivalent	**	$48,208

*	Schwab Money Market Fund	Cash and Cash Equivalent	**	4,059,794

*	Warwick Valley Telephone Company	Common Stock	**	1,371,595
	Managers Fremont Bond	Registered Investment Company	**	449,116
	Fundamental Investors	Registered Investment Company	**	422,243
	Fidelity Magellan Fund	Registered Investment Company	**	632,256
	Fidelity Growth and Income Fund	Registered Investment Company	**	1,060,587
	Fidelity Puritan Fund	Registered Investment Company	**	380,779
	Vanguard Wellington Fund	Registered Investment Company	**	991,444
	Jensen Portfolio Fund	Registered Investment Company	**	736,945
	Weitz Value Fund	Registered Investment Company	**	968,995
	Calamos Growth A Fund	Registered Investment Company	**	384,943
	ING GNMA Income Fund	Registered Investment Company	**	213,161
	Royce Pennyslvannia Mutual Fund	Registered Investment Company	**	581,937
	Julius Baer International Equity Fund	Registered Investment Company	**	885,311

	TOTAL INVESTMENTS			13,187,314

	Participant loans (rates 5.00% -9.25% from 2008-2018)			237,475

				$13,424,789

*	Denotes party-in-interest

**	Cost not required for participant-directed investments
See auditors’ report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Warwick Valley Telephone Company, the Plan Sponsor, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Warwick Valley Telephone Company 401(k) Plan

By:	/s/ Joyce Stoeberl
Plan Administrator
Date: June 27, 2008

EXHIBIT INDEX

Exhibit Number	Exhibit

23	Consent of Independent Registered Public Accounting Firm

99	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.